

February 15, 2022

Jason Aiken
Chief Financial Officer
General Dynamics Corporation
11011 Sunset Hills Road
Reston, Virginia 20190

> **Re: General Dynamics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 9, 2021**
> **File No. 001-03671**

Dear Mr. Aiken:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing